
July 6, 2020

Adi Sideman
President and Chief Executive Officer
YouNow, Inc.
161 Bowery, 6th Floor
New York, NY 10002

      Re: YouNow, Inc.
          Offering Statement on Form 1-A
          Post-Qualification Amendment No. 8
          Filed June 23, 2020
          File No. 024-11018

Dear Mr. Sideman:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post Qualification Offering Circular Amendment No. 8

Sale of the Props Live Video App
Unaudited Pro Forma Condensed Combined Financial Information, page 62

1. Please revise to update the pro forma financial information to reflect the December 31, 2019 financial statements eliminating the previous pro forma financial statements presented. Refer to Reg S-X 11.01(a)(4).

You may contact Michelle Miller at 202-551-3368 or Marc Thomas at 202-551-3452 if you have questions regarding comments on the financial statements and related matters. Please contact Dana Brown at 202-551-3859 or Dietrich King at 202-551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance